Exhibit 21.1

List of Subsidiaries

Subsidiary	Ownership	Country
ReCyte Therapeutics, Inc.	94.8%	USA
LifeMap Sciences, Inc.	81.7%	USA
LifeMap Sciences, Ltd.	(1)	Israel

(1) LifeMap Sciences, Ltd. (an Israeli company) is a wholly-owned subsidiary of LifeMap Sciences, Inc.